UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number 001-42710

SOL Strategies Inc.

(Translation of registrant’s name into English)

217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2,

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐      Form 20-F      ☒      Form 40-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL Strategies Inc.
(Registrant)
Date	June 29, 2026	By	/s/ Douglas Harris
(Signature)*

Douglas Harris, CFO
* Print the name and title under the signature of the signing officer.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Interim Unaudited Condensed Financial Statements for the three- and six-month periods ended March 31, 2026 and March 31, 2025

99.2	Management's Discussion and Analysis for the three- and six-month periods ended March 31, 2026

99.3	Form 52-109F2R Certification of refiled Interim Filings - CEO

99.4	Form 52-109F2R Certification of refiled Interim Filings - CFO